NO ACT

PE 12-15-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010645

February 18, 2010

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-18-10

Re: Verizon Communications Inc.
Incoming letter dated December 15, 2009

Dear Ms. Weber:

This is in response to your letters dated December 15, 2009, January 4, 2010, and January 15, 2010 concerning the shareholder proposal submitted to Verizon by the AFL-CIO Reserve Fund. We also have received letters from the proponent dated December 23, 2009 and January 12, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment, AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

February 18, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 15 2009

The proposal requests that the board adopt a policy prohibiting active or retired chief executive officers from serving on the compensation committee and further provides that such policy "shall be implemented so that it does not affect the unexpired terms of previously elected directors."

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee meets the requested criteria at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the criteria requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel



Verizon Communications Inc.
One Verizon Way, VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 15, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Supplement to Letters Dated December 15, 2009 and
January 4, 2010 Related to the Shareholder Proposal
of the AFL-CIO Reserve Fund

Ladies and Gentlemen:

I refer to (i) my letter dated December 15, 2009 (the "December 15 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") may be properly omitted pursuant to Rule 14a-8(i)(6) from the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders ("the 2010 proxy materials") and (ii) my letter dated January 4, 2010 (the "January 4 Letter") supplementing the December 15 Letter and responding to a letter to the Staff from the Proponent dated December 23, 2009 (the "Proponent's December 23 Letter").

This letter is in response to the letter to the Staff dated January 12, 2010 submitted by the Proponent (the "Proponent's January 12 Letter") and supplements the December 15 Letter and the January 4 Letter.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent and its counsel.

I. The Proponent's January 12 Letter Fails to Refute Verizon's Argument that Verizon Lacks the Power or Authority to Implement the Proposal.

As was the case in the Proponent's December 23 Letter, the Proponent again quotes Staff Legal Bulletin No. 14C (June 28, 2005) without including the relevant portion – that the Staff permits exclusion of a proposal under Rule 14a-8(i)(6) when "the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." In addition, the Proponent continues to attempt to avoid the fatal defect in its Proposal by interpreting the last sentence of the resolution in the Proposal – which calls for the policy to be "implemented so that it does not affect the unexpired terms of previously elected directors" – in a way that is entirely contrary to the plain language the Proponent chose to use in the Proposal. As discussed in the January 4 Letter, the references to "unexpired terms" and "previously elected directors" are terms that, on their face, apply to service as a director and have no meaning or relevance in the context of a director designated to serve on Verizon's Compensation Committee. Accordingly, the last sentence of the Proposal does not provide any mechanism to cure a violation of the policy and, therefore, Verizon lacks the power or authority to implement the Proposal.

In addition, the Proponent seriously mischaracterizes the January 4 Letter. The January 4 Letter refers to the language in Verizon's Bylaws to illustrate that the language used by the Proponent in the Proposal does not have relevance in the board committee context and, therefore, cannot be construed as providing a cure mechanism necessary to avoid omission of the Proposal from Verizon's proxy materials. Verizon was in no way asserting that its Bylaws are an "insurmountable impediment" to implementing a properly constructed proposal. Rather, the January 4 Letter makes the case that this Proposal is deficient – regardless of the number of times Proponent refers to the "clear and unambiguous wording of the Proposal."

II. Conclusion

For the reasons set forth above and in the December 15 Letter and the January 4 Letter, Verizon believes that the Proposal may properly be omitted from the 2010 proxy materials pursuant to Rule 14a-8(i)(6) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Mr. Daniel F. Pedrotty
Director, Office of Investment
AFL-CIO

Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Verizon Communications Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the renewed claim of Verizon Communications Inc. ("Verizon" or the "Company"), by letter dated January 4, 2010, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

Proponent's shareholder proposal to Verizon urges:

> that the Board of Directors ("Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Verizon's January 4, 2010 letter to the Commission completely ignores the clear and unambiguous wording of the Proposal, as well as the fact that it specifically provides the Board with an opportunity to cure any eventuality that might arise related to its implementation. Verizon now argues its Bylaws are an insurmountable impediment to its ability to implement the Proposal.

Verizon rejects the plain meaning of the language of the Proposal, namely, that it should "be implemented so that it does not affect the unexpired terms of previously elected directors." Verizon construes this language to mean that a director who is serving on the Compensation Committee and who subsequently becomes a CEO, cannot continue to serve on that committee. The language of the Proposal clearly means that a director who became a CEO, while serving on the Compensation Committee, would continue his or her service because he or she had been previously elected.

While Verizon's Bylaws, according to Verizon's latest letter, apparently provide for a director's continued service on a committee of the Board, they would not bar implementation of the Proposal. A director would serve out his term as a director. Upon re-election to the Board, were that director to have become a CEO prior to being re-elected, the director could, under Verizon's Bylaws, continue to serve on the Compensation Committee because his or her term, according to Verizon's description of its Bylaws, would not have expired.

Verizon's letter of January 4, 2010 once again overlooks the fact that the Commission has rejected the notion that a company cannot provide for the election of independent directors. Staff Legal Bulletin 14C (June 28, 2005) stated:

> Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times (emphasis added).

Verizon has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The Proposal is clear and it provides the Board of Directors with the ability to cure any situation that might arise in its implementation. The Proposal may not be excluded under Rule 14a-8(i)(6).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to shareholderproposals@sec.gov, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: Mary Louise Weber, Assistant General Counsel

Mary Louise Weber
Assistant General Counsel


verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

January 4, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Supplement to Letter Dated December 15, 2009
Related to the Shareholder Proposal of the AFL-CIO
Reserve Fund

Ladies and Gentlemen:

I refer to my letter dated December 15, 2009 (the "December 15 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") may be properly omitted pursuant to Rule 14a-8(i)(6) from the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders ("the 2010 proxy materials").

This letter is in response to the letter to the Staff dated December 23, 2009 submitted by the Proponent (the "Proponent's Letter") and supplements the December 15 Letter.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent.

I. The Proponent's Letter Fails to Refute Verizon's Argument that Verizon Lacks the Power or Authority to Implement the Proposal

The Proponent's Letter effectively acknowledges that the Staff's position on an analogous issue in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB No. 14C") supports Verizon's conclusion that the Proposal may be omitted from Verizon's 2010 proxy materials under Rule 14a-8(i)(6) because Verizon lacks the power and authority to implement the Proposal.

As stated in Section C.2. of SLB No. 14C, when a proposal "would require a director to maintain his or her independence at all times [the Staff] permit[s] the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." The Proposal, if implemented, would prohibit a current or former chief executive officer of a public company from serving on the compensation committee of Verizon's Board of Directors. Put differently, no director would be eligible to serve on the compensation committee if he or she previously served, or currently serves, as the chief executive officer of a public company. As discussed below, the Proposal does not specify an opportunity or mechanism to cure a violation of this eligibility standard if a director, while serving on the compensation committee, becomes the chief executive officer of a public company. This is directly analogous to the "independence" standard addressed in SLB No. 14C and suffers from the identical defect.

It is evident that the Proponent, having read the December 15 Letter, now recognizes that the Proposal does not, in fact, have a cure mechanism. Despite insisting no less than ten times in the Proponent's Letter that the Board has "ample opportunity to cure" or "the opportunity to cure any contingency" or "ample opportunity to cure any situation," the Proponent fails to identify any such cure mechanism. Instead, the Proponent cites only the last sentence of the resolution, which states: "The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors." The plain meaning and intent of this sentence is clear: the Proponent does not intend the Proposal to require a director previously elected to the Board to resign as director prior to the time his or her term in office has expired. It provides no cure for a violation of the policy contemplated by the Proposal.

Under Section 4.10 of Verizon's Bylaws, Board committees are established by the Board of Directors and members of the committees are designated by the Board. They are not "elected" by shareholders or directors to serve on a board committee. Directors serve on Board committees until such time as the Board determines otherwise. Accordingly, directors have no "term" in office as a committee member and there is no "unexpired term" relating to service on any Board committee, including the compensation committee. The last sentence of the resolution contained in the

Proposal simply means that the Proposal, if implemented, would not require a sitting director to resign from the board. It cannot be read to say anything more than what it says. It certainly does not say that a member of the compensation committee who becomes a public company chief executive officer may continue to serve on the compensation committee without violating the policy.

The Proponent's Letter asserts that several no-action letters cited in the December 15 Letter are inapposite "because each proposal in the decisions cited, unlike the Proposal before Verizon, failed to provide the board with an opportunity to cure the situation." However, as described above, the plain language of the Proposal fails to provide Verizon's board with an opportunity to cure and, therefore, the no-action letters cited directly support Verizon's conclusion that the Proposal may be omitted under Rule 14a-8(i)(6).

Finally, the Proponent's Letter completely fails to address Verizon's argument in the December 15 Letter that Verizon lacks the power or authority to implement the Proposal because neither Verizon nor its Board can guarantee that any directors meeting the eligibility criteria set forth in the Proposal will be elected to serve on the Board and therefore will be eligible to be designated as members of the compensation committee.

II. Conclusion

For the reasons set forth above and in the December 15 Letter, Verizon believes that the Proposal may properly be omitted from the 2010 proxy materials pursuant to Rule 14a-8(i)(6) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Mr. Daniel F. Pedrotty
Director, Office of Investment
AFL-CIO

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 23, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Verizon Communications Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Verizon Communications Inc. ("Verizon" or the "Company"), by letter dated December 15, 2009, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

I. Introduction

Proponent's shareholder proposal to Verizon urges:

> that the Board of Directors (the "Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Verizon's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2010 annual meeting of shareholders. Despite the clear and unambiguous wording of the Proposal, as well as the fact that it specifically provides the Board with an opportunity to cure any eventuality that might arise related to its implementation, Verizon argues that the Proposal is in violation of Rule 14a-8(i)(6), because Verizon lacks the power and the authority to implement the Proposal.

The Proposal is not in violation of Rule 14a-8(i)(6) because it is clear and unambiguous and provides the Board with ample opportunity to cure any eventuality that might arise, were it to be implemented.

Verizon argues that the Proposal is excludable because the Company lacks the power and the authority to implement a requirement that:

> any current or former chief executive officers of public companies [be prohibited] from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Verizon's argument is grounded upon (1) the false premise that the Proposal can only be implemented by excluding all candidates for election to its Board of Directors who happen to be CEOs or former CEOs; and (2) the erroneous claim that the Proposal leaves the Board with no opportunity to cure a situation in which a sitting member of the Compensation Committee becomes a CEO.

Verizon wrongly asserts that the Proposal would require it to "mandate the election of any particular candidate or candidates" to the Board of Directors. The Proposal does nothing of the kind. It is solely confined to the qualifications of directors who serve on the Compensation Committee.

Staff Legal Bulletin 14C (June 28, 2005), in fact, specifically rejects the notion that boards of directors lack the power and authority to ensure the election of independent directors:

> Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although <u>we would not agree with a company's argument that it is unable to ensure the election of independent directors</u>, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times (emphasis added).

The Proposal would neither bar the election of CEOs or former CEOs to Verizon's Board of Directors, nor would it deprive the Board with an opportunity to cure a situation in which a member of the Compensation Committee became a CEO during his or her term of service. The Proposal would simply prohibit someone who is presently a CEO or a former CEO of a public company from becoming a member of the Compensation Committee. Nothing would prohibit a current or former CEO of a public company from being elected to Verizon's Board of Directors. Once elected, a current or former CEO would only be prohibited from serving on the Board's Compensation Committee. Were a member of the Compensation Committee to become a CEO, that director would continue to serve out his or her term on the Committee because the Proposal provides that it "shall be implemented so that it does not affect the unexpired terms of previously elected directors."

Verizon's Board of Directors, of course, has three committees:

Audit
Human Resources
Corporate Governance and Policy

Were Verizon's Board to implement the Proposal, a current or former CEO could certainly be elected to the Board of Directors. Upon election, that director could serve on two of the three committees of the Board: the Audit Committee or the Corporate Governance and Policy Committee. The only committee of Verizon's Board of Directors that would not be open to a director who is a current or former CEO would be the Human Resources Committee, since that committee deals with compensation matters.

Moreover, the Proposal takes great care to provide for the possibility that a current Compensation Committee member might be or might become a CEO. The Proposal states:

> The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

The plain language of the Proposal means that any Verizon director who is a member of the Compensation Committee, and who is a CEO, or a former CEO when the Proposal becomes effective, would continue to serve on the Compensation Committee. The Proposal would also permit the Board to cure the situation in which a sitting member of the Compensation Committee who is not a CEO becomes a CEO. In this situation, the affected director would have been "previously elected." The affected director would continue to serve out the remainder of his or her term as a member of the Compensation Committee.

The Proposal, therefore, provides the Board with the ability to cure any eventuality that might arise in its implementation.

Verizon cites several decisions of the Staff in support of its request to exclude the Proposal. Upon review, each is inapposite because each proposal in the decisions cited, unlike the Proposal before Verizon, failed to provide the board with an opportunity to cure the situation in which a director was no longer independent. In *Peabody Energy Corporation,* 2004 SEC No-Act. LEXIS 331 (February 19, 2004), for example, the proposal at issue involved the adoption of a policy of nominating independent directors so that independent directors would constitute two-thirds of the board. There was no opportunity for the board of Peabody to cure a loss of director independence. The Proposal before Verizon, however, deals with the selection criteria for only one of the three committees of the Board of Directors, and it provides the Board with an opportunity to cure.

Alcide Corporation, 2003 SEC No-Act. LEXIS 669 (August 11, 2003), involved a mandatory requirement that, without exception, "each member of the compensation committee must be a member of the board of directors and 'must otherwise be' independent as defined and further required that the compensation committee consider certain criteria in setting executive officer compensation." The Company gave the proponent in *Alcide* two separate opportunities to amend the proposal. The proponent in *Alcide* refused the company's offers to revise the proposal. The Staff then granted the company's request to exclude it from the proxy.

In the instant case, Proponent has drafted a precatory Proposal and has provided the Board with the opportunity to cure any contingency that might arise in its implementation: "The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors."

In *Archon Corporation,* 2003 SEC No-Act. LEXIS 450 (March 16, 2003), unlike the Proposal before Verizon, the proposal involved a request "that the board of directors take such action as may be necessary to effect the following policy: (1) a majority of board members representing the common shareholders shall be independent; and (2) the Executive, Audit, and Compensation committees be established consisting entirely of independent directors." The Proposal before Verizon, however, in addition to providing the Board with the ability to cure any situation that might arise in its implementation, is a request to the Board of Directors to make a modest change to the membership requirements of only one of three committees of Verizon's Board.

Mattel, Inc., 2001 SEC No-Act. LEXIS 406 (March 21, 2001) (recommending a bylaw requiring that all directors on key board committees meet certain criteria), was a sweeping proposal that would have obligated the board to radically restructure three of its principal committees. In the instant case, Proponent merely requests that Verizon make modest and conditioned changes to one committee of the Board, with ample opportunity to cure any situation in which a member of the Compensation Committee is either a CEO or a former CEO upon implementation, or becomes a CEO while serving on the Committee.

AT&T Corp., 2001 SEC No-Act. LEXIS 207 (February 13, 2001), and *The Boeing Company,* 1999 SEC No-Act. LEXIS 214 (February 22, 1999), also involved three principal committees of the board of directors with no opportunity to cure.

III. Conclusion

Verizon has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The Proposal is clear and it provides the Board of Directors with the ability to cure any situation that might arise in its implementation. The Proposal may not be excluded under Rule 14a-8(i)(6).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to shareholderproposals@sec.gov and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: Mary Louise Weber, Assistant General Counsel

Mary Louise Weber
Assistant General Counsel


verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 15, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Shareholder Proposal of the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from the AFL-CIO Reserve Fund (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). A copy of the Proposal is attached as Exhibit A to this letter. For the reasons stated below, Verizon intends to omit the Proposal from its 2010 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2010 proxy materials.

The Proposal states:

Resolved: The shareholders of Verizon Communications Inc. (the "Company") request that the Board of Directors (the "Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Verizon believes that the Proposal may be properly omitted from its 2010 proxy materials under Rule 14a-8(i)(6) because Verizon lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company would lack the power or authority to implement the proposal. In order to implement the Proposal, the Verizon Board would have to ensure or require that directors satisfying the Proposal's criteria be elected. As a Delaware corporation, Verizon is governed by Delaware law. The election of directors of a Delaware corporation is exclusively within the province of the stockholders, with the exception that the Board may fill a vacancy. Thus, Verizon's officers and directors do not have the power or legal right to mandate election of any particular candidate or candidates. The Board can recommend a slate of one or more candidates for open directorships to be chosen by stockholders at the annual meeting, but it cannot ensure that the stockholders will elect these candidates. As a result, Verizon lacks the power or authority to implement the Proposal because neither Verizon nor its Board can guarantee that any directors meeting the criteria set forth in the Proposal will be elected to serve on the Board and therefore will be eligible to be appointed to its compensation committee.

The Staff has consistently permitted the exclusion of proposals requiring board committee members to possess certain characteristics, indicating that "it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria." *Peabody Energy Corporation* (February 23, 2004) (proposal prohibiting directors who do not qualify as independent under prescribed standards from serving on certain Board committees); *Alcide Corporation* (August 11, 2003) (proposal requiring members of the compensation committee to be independent under prescribed standards); *Archon Corporation* (March 16, 2003) (proposal requesting that the Board take necessary steps to ensure that committees were comprised entirely of independent directors), *Mattel, Inc.* (March 21, 2001) (proposal requesting bylaw amendment requiring directors on key committees to be independent); *AT&T Corp.* (February 13, 2001) (proposal requesting the key board committees transition to independent directors for each committee seat); and *The Boeing Company* (February 22, 1999) (proposal to impose prescribed qualification requirements for directors to serve on certain committees). Like the proposals at issue in the examples cited above, the Proposal is excludable because it is beyond Verizon's power or authority to implement a policy that would require shareholders to elect directors possessing particular qualifications.

Similarly, the Staff has permitted the exclusion of shareholder proposals requesting that a company's bylaws be amended to require that an independent director serve as chairman of the board. See *Verizon Communications Inc.* (February 8, 2007); *Allied Waste Industries Inc.* (March 21, 2005); *Exxon Mobil Corporation* (March 13, 2005); *LSB Bancshares, Inc.* (February 7, 2005); *Cintas Corporation* (August 27, 2004); *H. J. Heinz Company* (June 14, 2004); *Bank of America Corporation* (February 24, 2004); *Wachovia Corporation* (February 24, 2004); *AmSouth Bancorporation* (February 24, 2004); and *SouthTrust Corporation* (January 16, 2004). In *AmSouth Bancorporation*, the Staff noted that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."

In addition, the Staff has permitted exclusion of shareholder proposals requesting policies that directors meet certain criteria where the proposal requires that such criteria be met without providing the board with an opportunity or mechanism to cure a violation of the standard. See, e.g., *Clear Channel Communications, Inc.* (January 23, 2005) (permitting exclusion of a proposal requesting that the board adopt a policy "requiring that the Compensation Committee be composed solely of independent directors" as prescribed under the proposal because the "the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal"); and *Cintas Corporation* (August 27, 2004) (permitting exclusion of proposal requesting that the board adopt a policy that the chairman "will be an independent director who has not previously served as an executive officer" of the company on similar grounds).

The Staff confirmed its position with respect to such proposals in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB No. 14C"), stating:

> "[W]e would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal."

The Proposal would require that each of the members of the compensation committee retain his or her status as not being a chief executive officer of a public company, a condition that is not within Verizon's control. In the event that a member of the compensation committee becomes chief executive officer of a public company during his or her service on the committee, the company would be in violation of the Proposal. Because the Proposal does not provide the Board with an opportunity to cure a violation of the standard, it is excludable under the reasoning discussed by the Staff in SLB No. 14C.

Consistent with the precedent and Staff interpretations discussed above, Verizon believes that the Proposal properly may be omitted from its 2010 proxy materials under Rule 14a-8(i)(6) because Verizon lacks the power and authority to implement the Proposal. Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2010 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (202) 508-6992.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Daniel F. Pedrotty
Director, Office of Investment
AFL-CIO

EXHIBIT "A"

American Federation of Labor and Congress of Industrial Organizations



AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 23, 2009

Sent by FAX and UPS Next Day Air

Mr. William L. Horton, Jr., Senior Vice President, Deputy
General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Mr. Horton:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Verizon Communications Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 2,148 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Resolved: The shareholders of Verizon Communications Inc. (the "Company") request that the Board of Directors (the "Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Supporting Statement

It is a well-established tenet of corporate governance that a compensation committee must be independent of management to ensure fair and impartial negotiations of pay with individual executives. Indeed, this principle is reflected in the listing standards of the major stock exchanges.

We do not dispute that CEOs can be valuable members of other Board committees. Nonetheless, we believe that shareholder concerns about aligning CEO pay with performance argue strongly in favor of directors who can view senior executive compensation issues objectively. We are particularly concerned about CEOs on the Compensation Committee because of their potential conflicts of interest in setting the compensation of their peers.

We believe that CEOs who benefit from generous pay will view large compensation packages as necessary to retain and motivate other executives. In our view, those who benefit from stock option plans will view them as an efficient form of compensation; those who receive generous "golden parachutes" will regard them as a key element of a compensation package. Consequently, we are concerned that the inclusion of CEOs on the Compensation Committee may result in more generous pay packages for senior executives than that necessary to attract and retain talent.

In their 2004 book "*Pay Without Performance*," law professors Lucian Bebchuk and Jesse Fried cite an academic study by Brian Main, Charles O'Reilly and James Wade that found a significant association between the compensation level of outsiders on the compensation committee and CEO pay.

"There are still plenty of CEOs who sit on compensation committees at other companies," said Carol Bowie, a corporate governance expert at RiskMetrics Group. "They don't have an interest in seeing CEO pay go down." *(Crain's Chicago Business, May 26, 2008.)*

Executive compensation expert Graef Crystal concurs. "My own research of CEOs who sit on compensation committees shows that the most highly paid executives award the fattest packages to the CEOs whose pay they regulate. Here's an even better idea: bar CEOs from serving on the comp committee." *(Bloomberg News column, June 22, 2009.)*

Moreover, CEOs "indirectly benefit from one another's pay increases because compensation packages are often based on surveys detailing what their peers are earning." *(The New York Times, May 24, 2006.)*

Verizon Chairman and CEO Ivan Seidenberg received $20.3 million in total compensation in 2008, including the grant date fair value of equity-based awards, making him the second highest paid CEO in the industry despite the Company's poor performance, both in absolute terms and relative to its peers. All six of the directors on the Human Resources Committee are current or former CEOs of public companies.

We urge you to vote FOR this proposal.